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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Six-monthly block listing for period 1 April 2002 to 30 September 2002 in relation to Prudential share schemes.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: Prudential Savings-Related Share Option Scheme

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	5,149,300 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	2,940,099 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	7,209,201 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	4,000,000 RA Prudential plc—15 June 2001 5,000,000 RA Prudential plc—7 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: Prudential Executive Share Option Scheme

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	1,485,605 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	420,250 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	1,065,355 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	2,000,000 RA Prudential plc/00010-0002 Feb 2000 839,096 RA Prudential plc—2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: M&G 1994 Executive Share Option Scheme

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	46,209 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	0 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	46,209 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	204,307 RA Prudential plc 00008—October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: M&G Limited 1992 Savings-Related Share Option Scheme

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	365,495 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	0 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	365,495 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	1,081,343 RA Prudential plc 00008—October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: Prudential Europe Management Services Sharesave Plan

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	10,000 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	0 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	10,000 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	10,000 RA Prudential plc—18 December 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Prudential plc

2.	Name of scheme: Prudential International Savings-Related Share option Scheme

3.	Period of return: From 1 April 2002 to 30 September 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	100,000 ordinary shares of 5p each

5.	Number of shares issued/allotted under scheme during period:	0 ordinary shares of 5p each

6.	Balance under scheme not yet issued/allotted at end of period:	100,000 ordinary shares of 5p each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	100,000 RA Prudential plc—2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,998,787,622 ordinary shares of 5p each

Contact for queries:	Address:

Name: Jennie Webb	Laurence Pountney Hill, London EC4R 0HH

Telephone: 020 7548 6027

        Person making return

        Name: John Price

        Position: Deputy Group Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN
SIGNATURES